Exhibit 99.1

Aurelion Inc. (NASDAQ: AURE) Enters into Sales Agreement for At-The-Market Offering

Hong Kong, January 8, 2026 /PRNewswire/ -- Aurelion Inc. (NASDAQ: AURE) (“Aurelion”) today announced that it has entered into an at-the-market (“ATM”) equity offering sales agreement (the “ATM Sales Agreement”), under which Aurelion may, from time to time, offer and sell shares of its Class A Ordinary Shares (the “Class A Ordinary Shares”) having an aggregate offering price of up to $500,000,000 (the “ATM Shares”), through or to any of the sales agents named therein.

Sales of ATM Shares, if any, will be made at or related to then-prevailing market prices and, as a result, prices may vary. Aurelion will set the parameters for the sale of ATM Shares under the ATM program, including the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of ATM Shares that may be sold in one trading day, any minimum price below which sales may not be made and any other sales parameters as Aurelion deems appropriate. Aurelion is not obligated to sell any ATM Shares under the ATM program.

Cantor Fitzgerald & Co. (“Cantor”), Yorkville Securities, LLC (“Yorkville Securities”), Canaccord Genuity LLC (“Canaccord”), and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“Cohen & Company”; each of Cantor, Yorkville Securities, Canaccord, and Cohen & Company individually an “Agent” and collectively, the “Agents”) are serving as sales agents. Under the ATM Sales Agreement, the Agents may sell the ATM Shares, using commercially reasonable efforts consistent with their normal trading and sale practices, by any method that is deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

The ATM Sales Agreement will terminate upon the earlier of (i) the sale of all ATM Shares subject to the ATM Sales Agreement and (ii) termination of the ATM Sales Agreement in accordance with the terms and conditions set forth therein.

Any ATM Shares to be offered and sold under the ATM Sales Agreement will be issued pursuant to Aurelion’s Registration Statement on Form F-3 (File No. 333-290953), which was filed with the Securities and Exchange Commission (“SEC”) on October 20, 2025 and declared effective on December 23, 2025, and as supplemented by a prospectus supplement, dated January 8, 2026, filed with the SEC pursuant to Rule 424(b) under the Securities Act in connection with the offering. Any offer, solicitation or sale will be made only by means of the prospectus supplement and the accompanying prospectus. Current and potential investors should read the Registration Statement, the prospectus supplement relating to the ATM program and other documents that Aurelion has filed with the SEC for more complete information about Aurelion and the ATM program, which may be obtained free of charge at the website maintained by the SEC at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of the ATM Shares in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Aurelion

Aurelion is NASDAQ’s first Tether Gold (XAU₮) Real World Asset (RWA) company focused on developing a business around tokenized gold. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words “anticipate,” “aspire,” “intend,” “plan,” “offer,” “goal,” “objective,” “potential,” “seek,” “believe,” “project,” “estimate,” “expect,” “forecast,” “assume,” “strategy,” “target,” “trend,” “future,” “likely,” “may,” “should,” “could”, “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are based on assumptions and assessments made by Aurelion in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our ability to successfully implement our digital asset treasury strategy. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in Aurelion, Inc.’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025 and subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Contacts

Investor Contact: ir@aurelion.com

SOURCE Aurelion Inc.